UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited BHP Billiton Plc 171 Collins Street Nova South, Melbourne Victoria 3000 Australia 160 Victoria Street GPO BOX 86 London SW1E 5LB UK Melbourne Victoria 3001 Australia Tel +44 20 7802 4000 Tel +61 1300 55 47 57 Fax +61 3 9609 3015 Fax + 44 20 7802 4111 bhp.com bhp.com 22 August 2017

Financial resultsYear ended 30 June 2017 Nelson Point

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or reviewany forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certainnon-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed). These measures are used internally by management to assess the performance of our business and segments, makedecisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2017 financial year compared with the 2016 financial year;data is presented on a continuing operations basis from the 2014 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal (QCoal) comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content contained on slide 32. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have notbeen independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. Credit rating information A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency, and any rating should be evaluated independently of any other information. 22 August 2017 Financial results 2

Financial resultsYear ended 30 June 2017 Andrew Mackenzie Chief Executive Officer BMA

Key messages

We are focused on cash flow, capital discipline and value

Maximise cash flow	Capital discipline	Value and returns
US$12.6 billion ↑274% free cash flow	**US$16.3 billion** ↓$9.8 bn net debt	**ROCE up to 10%** (after tax) further improvement expected
US$4.4 billion ↑175% dividends	**US$10-15 billion** net debt range	**Onshore US** non-core, will exit for value
US$2 billion productivity gains by end-FY19	**<US$8 billion p.a.** 3 year capital and exploration guidance	**Investing for the future** Mad Dog 2 and SGO approved Wildling oil discovery

Financial results
22 August 2017

4

BHP

FY17 scorecard

Strong cash generation delivers debt reduction and shareholder returns

Safety	Tragically two of our colleagues died over the last 14 months TRIF of 4.2[1]
Financial highlights	Attributable profit of US$5.9 billion; Underlying EBITDA of US$20.3 billion, up 64% Free cash flow of US$12.6 billion; net debt of US$16.3 billion
Shareholder returns	US$4.4 billion total dividend determined (includes additional US$1.1 billion over minimum 50% payout) Full year dividend of US$0.83 per share, equivalent to 66% payout ratio
Investing for the future	Approved Mad Dog Phase 2, South Flank initial funding and Spence Growth Option (Q1 FY18) Multiple latent capacity projects progressing; discoveries at Caicos, LeClerc and Wildling (Q1 FY18)
Costs	US$1.3 billion of further productivity gains Unit costs down 4%[2]

Financial results
22 August 2017
5
BHP

Safety and sustainability We achieve nothing unless we achieve it safely •Tragically, we had a fatality at Escondida (October 2016), and more recently at Goonyella Riverside (August 2017) •Reduction in TRIF to 4.21    0 2 4 6 8 10 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 TRIF at operated assets (Number of recordable injuries per million hours worked3) Committed to social and environmental rehabilitation in Brazil •Progress on social and environmental remediation programs •Constructive Preliminary Agreement with Federal Prosecutors •Focused on Samarco restart but subject to separate negotiations 22 August 2017 Financial results 6

Financial resultsYear ended 30 June 2017 Peter Beaven Chief Financial Officer Spence

Group EBITDA waterfall Prices and productivity underpin EBITDA improvement 12.3 19.7 20.3 (0.5) (0.3) (0.3) (0.4) 8.2 0.3 1.0 0.0 0.0 0 10 20 FY16 Price Foreignexchange Inflation Sub-total Growthvolumes Productivityvolumes Controllablecash costs Fuel &energy Non-cash Other FY17 Underlying EBITDA variance(US$ billion) External US$7.4 billion Controllable US$0.6 billion 10 7 9 822 August 2017 Financial results 9

Segment performance

Balanced contribution across the portfolio

Iron Ore

44% of Group EBITDA[11]

High margins on record volumes

Cost[12]:	US$14.60/t	↓ 3%
EBITDA:	US$9.1 bn	↑ 62%
EBITDA[12] margin:	63%	
ROCE[12]:	26%	

Petroleum

20% of Group EBITDA[11]

Over 200% reserve replacement

Conventional cost:	US$8.82/boe	↑ 2%
EBITDA:	US$4.1 bn	↑ 11%
EBITDA margin:	59%	
ROCE: Conventional	12%	
Onshore US	(3)%	

Coal

19% of Group EBITDA[11]

Converting higher prices into cash flow

Cost: QCoal	US$60/t	↑ 8%
NSWEC	US$41/t	0%
EBITDA:	US$3.8 bn	↑ 496%
EBITDA margin:	50%	
ROCE:	23%	

Copper

17% of Group EBITDA[11]

Strike and power outage impact performance

Cost[13]: Including strike	US$1.28/lb	↑ 7%
Excluding strike	US$1.15/lb	↓ 4%
EBITDA:	US$3.5 bn	↑ 35%
EBITDA margin:	49%	
ROCE:	6%	

Financial results
22 August 2017
10
BHP

Cash generation Free cash generation (US$ billion)(Index, FY08=100) Productivity and discipline capture rising prices 12.6 (100) 0 100 200 (10) (5) 0 5 10 15 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 Free cash flow Commodity basket index (RHS) Operating cash flow (US$ billion)(Index, FY08=100) 16.8 0 100 200 0 15 30 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 Operating cash flow Commodity basket index (RHS) 14 14 200 200 23522 August 2017 Financial results 11

Capital allocation

Relentless focus on capital discipline, debt reduction and shareholder returns

FY17

- Operating productivity
- Capital productivity

Net operating cash flow

US$16.8 bn

Less: dividends to NCIs of US$0.6 bn[15]

Maintenance capital	US$1.2 bn
Strong balance sheet	✓
Minimum 50% payout ratio dividend[16]	US$2.0 bn

Excess cash

US$13.0 bn

Balance sheet	Additional dividends[16]	Buy-backs	Organic development	Acquisitions/ (Divestments)
US$8.8 bn	US$0.9 bn	US$0.0 bn	US$4.0 bn	US$(0.7) bn
	H2 FY16 and H1 FY17		• $1.8bn improvement • $0.3bn latent capacity • $0.6bn Onshore US • $0.3bn major projects • $1.0bn exploration	• IndoMet • Caroona • Scarborough

Financial results
22 August 2017

12

BHP

Movements in net debt (US$ billion) Balance sheet Net debt and gearing (Net debt, US$ billion)(Gearing, %) 10 25 40 0 15 30 FY12 FY13 FY14 FY15 FY16 FY17 Net debt Net gearing 26.1 16.3 2.9 0.5 0.6 (12.6) (1.2) 0 15 30 FY16 Free cashflow Dividendspaid Othermovements Kelarfinancelease Fair valuemovement FY17 Non-cash Net debt US$16.3 billion; gearing 20.6%; average debt maturity 9.1 years 17 18 We will maintain balance sheet strength through the cycleOver the medium term, this translates to a net debt range of US$10-15 billion22 August 2017 Financial results 13

0 10 20 FY12 FY13 FY14 FY15 FY16 FY17 FY18e Investing for the future Capital and exploration expenditure (cash basis) (US$ billion) $5.2 bn $6.9 bn Expected average returns on FY18 development19capex of over 20% Exploration Major projects Onshore US Latent capacity Improvement Maintenance Capital and exploration expenditure of US$6.9 billion in FY18 and below US$8 billion per annum in FY19 and FY2022 August 2017 Financial results 14

Jansen Jansen will proceed only if it passes strict capital allocation framework tests
Disciplined capital allocation •Long duration security of tenure provides optionality •Multiple options to maximise value First quartile producer •With unique scale and technology advantages, Jansen designed to be one of the world’s lowest cost producers •Once shafts complete, Jansen offers marketable opportunity and multi-year head start on competing projects Market fundamentals •2-3% expected annual potash demand growth with demand to outstrip supply in mid 2020s •While long-term fundamentals remain robust, Jansen now timed for this later market window Wait postpone and improve while waiting for market SGO; Mad Dog 2 Partner bring in partner to share capex and reduce risk Scarborough Divest sell to others for value Browse; Yeelirrie Optimise re-design to improve capital efficiency Outer Harbour to 290Mt; OD Open Pit to BFX Important that we develop future options to create long-term shareholder value, but we will be disciplined22 August 2017 Financial results 15

(5) 5 15 25 0 10 20 30 40 50 60 70 80 We expect our detailed asset-level plans to drive significant medium-term ROCE improvement Return on Capital Employed FY17 ROCE improves to 10% (after tax) Productivity and technology to further improve performance Detailed plans to improve, optimise or exit Average capital employed (US$ billion) ROCE by asset (%) WAIO QCoal NSWEC Pampa Norte Escondida Olympic Dam Potash Onshore US Antamina20 Cerrejón20 Conventional Petroleum Onshore US Exploration21 No strike and ramp-up of LCE, EWS Reliability, SMA, BFX22 August 2017 Financial results 16

Financial resultsYear ended 30 June 2017 Andrew Mackenzie Chief Executive Officer Neptune

Market outlook
Near-term uncertainty, attractive long-term fundamentals
Short term Medium term Long term
Growth in
Uncertainty Modest Steeper New demand New supply population, high growth cost curves centres wealth
Balanced Petroleum Sustainable Emerging
Decarbonisation Technology risks rebalancing productivity Asia
Financial results
22 August 2017 18

Our strategy Distinctive enablers Simple portfolio Shareholder value and returns Tier 1 upstream assets Diversified exposure to preferred commodities Capital discipline, balance sheet strength and shareholder returns Attractive geographies Valuable options Technology and systems to optimise resource and capital Safety, productivity andoperational excellence Charter Values and culture of connectivity Licence to operate Value and returns are at the centre of everything we do22 August 2017 Financial results 19

Strategy execution

We continued to make strong progress on our plans in FY17

Productivity	**Additional productivity gains of US$1.3 billion** 4% reduction in unit costs[2]
Latent capacity	**Spence Recovery Optimisation and Jimblebar crusher completed** Los Colorados Extension ramping-up and Caval Ridge Southern Circuit progressing
Major projects	**Mad Dog Phase 2 approved; Spence Growth Option approved in Q1 FY18** Longford Gas Conditioning Plant and Escondida Water Supply project completed
Exploration	**Discoveries at Caicos, LeClerc and Wildling** Successful Trion bid
Technology	**Coal IROC operational; autonomous blast hole drills; full truck automation at Jimblebar by end-CY17** Rail scheduling automation implemented; ongoing Olympic Dam leaching trials
Onshore US	**Free cash flow of US$0.3 billion** Acreage sales; swaps in Permian; hedges in Haynesville

Financial results
22 August 2017
20
BHP

Onshore US Onshore US assets are non-core and we are actively looking to exit for value As we progress these alternatives, our ongoing well trials, acreage swaps and mid-stream solutions will add to the value, profitability and marketability of our acreage Alternatives Trade sale Asset swap22 Demerger IPO Retainprepared to be patient if value not realised but capital recycled to carry at zero cost Considerations Valuation and marketability Impact on shareholders Clean exit Funding requirements Certainty of completion Exposure to price and resource upside22 August 2017 Financial results 21

We delivered against our plans in FY17… Maximise cash flow Free cash flow of US$12.6 billion All operating assets free cash flow positive Capital discipline US$9.8 billion reduction in net debt Capital productivity underpins ~30% capex reduction Value and returns ROCE up to 10% US$4.4 billion dividends23(US$1.1 billion over minimum 50% payout) ROCE (%) 0 10 20 FY16 FY17 FY18e(FY17prices) FY22e(FY17prices)22 August 2017 Financial results 22

…and will further deliver in FY18… Maximise cash flow >7% copper equivalent volume growth Free cash flow of >US$10 billion at spot prices24 Capital discipline Average returns of over 20% on FY18 development capex19 SGO, Mad Dog Phase 2 and three latent capacity projects progressing Value and returns ROCE improvement to >11% at FY17 prices Onshore US is non-core, value-based exit process initiated 0 10 20 FY16 FY17 FY18e(FY17prices) FY22e(FY17prices) ROCE (%)22 August 2017 Financial results 23

…and will continue to deliver over the medium term Maximise cash flow Productivity gains of US$2 billion by end-FY19 Focused on unit cost reductions (e.g. <US$13/t at WAIO) Capital discipline Net debt range of US$10-15 billion <US$8 billion p.a. capital and exploration expenditure over next 3 years Value and returns Significant further ROCE improvement expected Shareholder returns focus, with investments tested against buy-backs ROCE (%) 0 10 20 FY16 FY17 FY18e(FY17prices) FY22e(FY17prices)22 August 2017 Financial results 24

BHP

Appendix

Samarco and Renova Foundation

Committed to social and environmental rehabilitation

Rio Gualaxo do Norte



October 2016



December 2016



January 2017



February 2017

Rehabilitation (Renova Foundation)

- Dams stabilised, tailing releases controlled last wet season
- Erosion control in priority areas almost complete
- Turbidity returned to pre-dam failure levels
- Over 82,000 compensation recipients
- Communities chosen resettlement locations

Legal developments

- Constructive Preliminary Agreement with Federal Prosecutors
- Settlement negotiation extended until 30 October 2017
- Bottom-up, community-focused, cost-based approach

Samarco mine restart

- Restart important but must be safe and economically viable
- Require state and federal approvals, municipal conformity declarations and community support
- Debtholder negotiations

Financial results
22 August 2017

27

BHP

BHP guidance

Group	FY18e	
Capital and exploration expenditure (US$bn)	6.9	Cash basis.
Including:		
Maintenance	2.0	Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks, and meet compliance requirements. Also includes deferred development and production stripping of US$886m for FY18.
Improvement	1.5	Includes North West Shelf Greater Western Flank-B, Conventional Petroleum infill drilling, Escondida Water Supply.
Latent capacity	0.3	Includes Caval Ridge Southern Circuit, Olympic Dam Southern Mining Area, Western Australia Iron Ore to 290 Mtpa.
Onshore US	1.2	Includes up to five additional rigs, subject to market conditions (total rigs in FY18 up to 10).
Major projects	1.0	Includes Spence Growth Option, Mad Dog Phase 2, Jansen.
Exploration	0.9	Includes: US$715m Petroleum and ~US$60m Copper exploration program planned for FY18.

Petroleum	FY18e	
Total petroleum production (MMboe)	180 – 190	
Onshore US		
Capital expenditure (US$bn)	1.2	Development activity tailored to market conditions.
Production (MMboe)	61 – 67	Production from the phased ramp up of development activity is more than offset by natural field decline.
Conventional Petroleum		
Capital expenditure (US$bn)	0.8	Investment in Mad Dog Phase 2 project, high-return infill drilling in the Gulf of Mexico and a life extension project at North West Shelf.
Production (MMboe)	119 – 123	Infill drilling and brownfield projects are more than offset by planned maintenance at Mad Dog and natural field decline across the portfolio.
Unit cost (US$/barrel)	10	Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense.
Exploration (US$bn)	0.7	Focused on Mexico, the Gulf of Mexico, and the Caribbean.

Financial results
22 August 2017
28
BHP

BHP guidance (continued)

Copper	FY18e	
Total copper production (Mt)	1.66 – 1.79	Escondida at 1.130 - 1.230 Mt, Pampa Norte production is expected to increase, Olympic Dam at 150 kt and Antamina production at 125 kt and zinc at 100 kt.
Operated copper assets unit cash costs (US$/lb)	~1.15	Includes Escondida, Pampa Norte and Olympic Dam.
Escondida		
Production (Mt, 100% basis)	1.130 – 1.230	Supported by the ramp-up of the Los Colorados Extension in September 2017 quarter, enabling the utilisation of the three concentrators.
Unit cash costs (US$/lb)	~1.00	Excludes freight and treatment and refining charges; net of by-product credits; based on an exchange rate of USD/CLP 663.
Iron Ore	**FY18e**	
Total iron ore production (Mt)	239 – 243	Excludes production from Samarco.
Western Australia Iron Ore		
Production (Mt, 100% basis)	275 – 280	
Unit cash costs (US$/t)	<14	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	4	FY18e–FY22e average; +/- 50% in any given year.
Coal	**FY18e**	
Total metallurgical coal production (Mt)	44 – 46	
Total energy coal production (Mt)	29 – 30	
Queensland Coal		
Production (Mt)	44 – 46	
Unit cash costs (US$/t)	59	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	8	FY18e–FY22e average; +/- 50% in any given year.
NSW Energy Coal		
Unit cash costs (US$/t)	46	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	5	FY18e–FY22e average; +/- 50% in any given year.

Financial results
22 August 2017
29
BHP

Key Underlying EBITDA sensitivities Financial results Approximate impact25on FY18 Underlying EBITDA of changes of: US$ million US$1/t on iron ore price26 241 US$1/bbl on oil price27 64 US¢10/MMbtu on US gas price 23 US$1/t on metallurgical coal price 43 US¢1/lb on copper price26 39 US$1/t on energy coal price26 18 US¢1/lb on nickel price 2 AUD (US¢1/A$) operations28 110 22 August 2017 30

# Debt maturity profile



Debt balances[29, 30]
(US$ billion)
8
6
4
2
0
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25
FY26
FY27
FY28
Post FY28
US$ Bonds[31]
Euro Bonds[31]
Sterling Bonds[31]
A$ Bonds
C$ Bonds
Subsidiaries
% of portfolio
36%
35%
13%
6%
2%
8%
Capital markets 92%
Asset financing 8%

Financial results
22 August 2017

31

BHP

Footnotes 1.BHP operated assets. 2.Operating cost per copper equivalent tonne presented on a continuing operations basis excluding royaltiesand BHP’s share of volumes from equity accounted investments; copper equivalent production based on FY17 average realised prices. 3.FY06 to FY14 presented on a total operations basis. 4.Excludes the influence of exchange rate movements and exceptional items. 5.Excludes amount attributable to non-controlling interests (net expense of US$164 million). 6.BHP data for FY14 presented on a total operations basis. Peer group comprises Anglo American, Rio Tinto and Vale. 7.Net of price-linked costs. 8.Includes a benefit related to the increase in estimated recoverable copper contained in the Escondida sulphide leach pad and favourable inventory movements and a decrease in labour and contractor cost at Western Australia Iron Ore. 9.Non-cash includes net deferred stripping costs. 10.Other includes ceased and sold operations, asset sales, one-off items and other items (including profit/loss from equity accounted investments). 11.Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items. 12.Unit cost, EBITDA margin and ROCE refer to Western Australia Iron Ore. 13.Operated copper assets (Escondida, Pampa Norte and Olympic Dam). Unit cost including strike includes idle capacity and other strike-related costs as a result of the industrial action at Escondida. 14.Commodity basket index: represents an EBITDA weighted average of key commodity prices, reweighted each financial year. 15.Dividends paid to non-controlling interests of US$581 million. 16.Related to final dividend determined by the Board for FY16 and paid in September 2016 and dividend determined by the Board for H1 FY17 and paid in March 2017. 17.Other movements include dividend paid to non-controlling interest, purchase of shares by Employee Share Ownership Plan Trusts, and other items. 18.Non-cash movement includes foreign exchange variance due to the revaluation of local currency denominated debt to USD and mark-to-market interest rate on bonds. 19.Development expenditure of approximately US$2.5 billion relates to Onshore US, latent capacity and major projects. 20.Antamina and Cerrejón are equity accounted investments; average capital employed represents BHP’s equity interest. 21.Conventional Petroleum exploration; ROCE truncated for illustrative purposes. 22.Refers to asset swap of onshore unconventional assets for conventional assets. 23.Refers to total dividends determined for FY17. 24.Spot prices as of 7 August 2017. 25.Assumes total volume exposed to price; determined on the basis of the BHP’s existing portfolio. 26.Excludes impact of equity accounted investments. 27.Excludes impact of change in input costs across the Group. 28.Based on average exchange rate for the period. 29.All debt balances are represented in notional USD values and based on financial years; as at 30 June 2017. 30.Subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 31.Includes hybrid bonds (21% of portfolio: 11% in USD, 7% in Euro, 3% in Sterling) with maturity shown at first call date.    22 August 2017 Financial results 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 22, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary